Exhibit 21.1

Construction Partners, Inc.

List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation/Formation

Construction Partners Holdings, Inc.	Delaware

C.W. Roberts Contracting, Inc.	Florida

Everett Dykes Grassing Co., Inc.	Georgia

Fred Smith Construction, Inc.	North Carolina

FSC II, LLC	North Carolina

Wiregrass Construction Company Inc.	Alabama